UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization, pursuant to Article 12 of CVM Instruction No. 358/02, announces that it has received correspondence from VIC DTVM S.A and Victor Adler with the following information:

“Rio de Janeiro, November 26, 2020.

Oi S.A. – In Judicial Reorganization

Rua Humberto de Campos, 425 – 8th Floor

Leblon – Rio de Janeiro

RJ, Brazil – 22430-190

Attn. Mrs. Camille Loyo Faria

Investor Relations Officer

Dear Officer,

VIC DTVM S/A (Corporate Taxpayer’s Registry (CNPJ) No. 14.388.516/0001-60) and VICTOR ADLER (Individual Taxpayers’ Registry (CPF) No. 203.840.097-00), each with offices and domiciled at Rua da Assembleia, 10, grupo 2701, City Centre, City and State of Rio de Janeiro, in their respective capacities as shareholders of the Company under management or representing a common interest, hereby, pursuant to Article 12 of CVM Instruction No. 358, dated January 3, 2002, inform that, due to the return of shares that had been lend, on July 24, 2020, their joint interest in the Company increased to 9,300,000 Company shares, representing approximately 0.1% of the Company’s capital stock as follows: (a) 8,400,000 preferred shares, representing approximately 5.3% of the total preferred shares; and (b) 900,000 common shares representing less than 0.1% of the Company’s capital stock.

The undersigned clarify that they do not hold any other securities or derivative financial instruments backed by the Company’s shares, whether by physical delivery or cash settlement. In addition, the undersigned clarify that they are not party to any agreement or contract that regulates the exercise of voting rights or the purchase and sale of the Company’s securities.

The interest held by the undersigned is not intended to change the management structure or composition of the Company’s control.

We request that this notice be duly published in accordance with the applicable laws.

Sincerely,

By:______(signature of proxy)______

VIC DTVM S/A

VICTOR ADLER”

Rio de Janeiro, November 27, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer